Exhibit 99.1

Hydro One Inc. Prices Canadian Offering of $950 Million Medium Term Notes

Net proceeds to repay maturing long term and short term debt and for general corporate purposes

Hydro One Limited (“Hydro One”), Ontario’s largest electricity transmission and distribution company, today announced that its wholly-owned subsidiary, Hydro One Inc. has priced an offering of C$950 million of Medium Term Notes (the “Notes”) consisting of C$500 million aggregate principal amount of 1.48% Medium Term Notes, Series 37, due 2019, and C$450 million aggregate principal amount of 3.72% Medium Term Notes, Series 38, due 2047. The net proceeds from the issuance of the Notes will be approximately $946.5 million. Hydro One Inc. expects to use the net proceeds of this offering to repay maturing long term and short term debt and for general corporate purposes. The offering of the Notes is expected to close on November 18, 2016.

The Notes are being offered on a best efforts basis in each of the provinces of Canada through a syndicate of agents. The Notes are being offered pursuant to a short form base shelf prospectus of Hydro One Inc. dated December 14, 2015. Hydro One Inc. will be filing pricing supplements to the base shelf prospectus relating to the offering of each series of Notes with the securities regulatory authorities in each of the provinces of Canada.

Copies of the pricing supplements and accompanying base shelf prospectus may be obtained over the Internet under Hydro One Inc.’s profile at the Canadian Securities Administrators’ website at www.sedar.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The Notes have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the pricing supplements.

This news release is not an offer for sale within the United States of any debt or other securities of Hydro One Limited or Hydro One Inc. Securities of Hydro One Limited or Hydro One Inc., including any offering of its debt securities, may not be offered or sold in the United States absent registration under U.S. securities laws or unless exempt from registration under such laws. The Canadian offering described in this news release is not being made in the United States and has not been and will not be registered under U.S. securities laws, and accordingly, the Notes may not be offered or delivered, directly or indirectly, or sold in the United States except in certain transactions exempt from the registration requirements under applicable U.S. securities laws.

About Hydro One:

We are Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, $24.8 billion in assets and revenues of over $6.5 billion. Our team of 5,500 skilled and dedicated employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km high-voltage transmission and 123,000 circuit km primary distribution networks. Hydro One is committed to the communities we serve, and has been rated as the top utility in Canada for its corporate citizenship, sustainability, and diversity initiatives. We are one of only four utility companies in Canada to achieve the Sustainable Energy Company designation from the Canadian Electrical Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network. Hydro One’s common shares are listed on the Toronto Stock Exchange (TSX: H). For more information about everything Hydro One, please visit www.HydroOne.com.

Caution Concerning Forward Looking Statements, Risks and Assumptions:

This news release includes “forward looking information” within the meaning of applicable securities laws. We caution that all forward looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One Limited’s and Hydro One Inc.’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One Limited and Hydro One Inc. do not intend, and they disclaim any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors:

Bruce M. Mann, Investor Relations

investor.relations@hydroone.com, 416-345-5722

Media:

Daniel Levitan, External Relations

media.relations@hydroone.com, 416-345-6868